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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cost-U-Less, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
221492 10 1 (CUSIP Number)
Allyn R. Burroughs 3 Civic Plaza, Suite 200 Newport Beach, CA 92660 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 5, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        Check the following box if a fee is being paid with the statement:    ☐

CUSIP No. 221492 10 1	SCHEDULE 13D	Page 2 of 5 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
ASSI, INC.

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
183,800

	(8)	Shared Voting Power
None

	(9)	Sole Dispositive Power
183,800

	(10)	Shared Dispositive Power
None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
183,800

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
5.1%

(14)	Type of Reporting Person*
CO

CUSIP No. 221492 10 1	SCHEDULE 13D	Page 3 of 5 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
LOUIS HABASH

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
None

	(8)	Shared Voting Power
183,800

	(9)	Sole Dispositive Power
None

	(10)	Shared Dispositive Power
183,800

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
183,800

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
5.1%

(14)	Type of Reporting Person*
IN

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

        The title and class of equity securities to which this Schedule 13D (the "Schedule") relates is common stock (the "Common Stock") of Cost-U-Less, Inc., a Washington corporation (the "Company"). The address of the Company is 8160 304th Ave., SE, Bldg. 3, Suite A, Preston, Washington 98050.

Item 2. Identity and Background

        (a) ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") hereby file this Schedule pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Habash is the sole shareholder and a director of ASSI. ASSI and Habash are collectively referred to in this Schedule as the "Reporting Persons."

        The other directors of ASSI are Allyn R. Burroughs ("Burroughs") and Mark A. James ("James"). Burroughs is also an executive officer of ASSI.

        (b) The business address of ASSI and Habash is 375 East Harmon Avenue, Las Vegas, Nevada 89109. The business address of Burroughs is 5075 Spyglass Hill Drive, Las Vegas, Nevada 89122. The business address of James is Seventh Floor, 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109.

        (c) Habash is a self-employed investor and the President of ASSI, an investment firm. Burroughs is the Vice President, Secretary and Treasurer of ASSI. James is of counsel to the law firm of Kummer, Kaempfer, Bonner & Renshaw.

        (d)-(e) During the last five years, none of ASSI, Habash, Burroughs or James has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Habash and James are citizens of the United States. Burroughs is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

        ASSI owns 183,800 shares of Common Stock. All funds used by ASSI to purchase the 183,800 shares were working capital funds. Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI.

Item 4. Purpose of Transaction

        The shares of Common Stock purchased by ASSI were purchased as an investment based on the belief of ASSI that they provided an opportunity for a long-term appreciation. Each of the Reporting Persons intends to monitor and evaluate its direct and indirect investments in the Company on a continuing basis. Based upon their evaluation from time to time, the Reporting Persons may acquire additional shares of Common Stock of the Company, dispose of shares of Common Stock they beneficially own, submit one or more proposals for the consideration of management of the Company, and/or communicate with other shareholders of the Company.

        Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

        (a) As of the date of this Schedule, ASSI was the record and beneficial owner of 183,800 shares of Common Stock, representing approximately 5.1% of the 3,606,376 outstanding shares of Common Stock based upon the information in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

        As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.

        Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

        (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 183,800 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI.

        (c) In January and February 2001, ASSI purchased 30,000 shares of Common Stock in open market transactions at prices ranging from $1.15 to $1.25 per share. From January 11, 2002 to April 5, 2002, ASSI purchased 153,800 shares of Common Stock in open market transactions at prices ranging from $1.25 to $1.74 per share.

        (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

        None.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002	ASSI, INC.
	By:	/s/ LOUIS HABASH Louis Habash, President
/s/ LOUIS HABASH Louis Habash, President

Page 5 of 5 Pages

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STATEMENT ON SCHEDULE 13D
SIGNATURES